Mail Stop 4561

January 5, 2009

By U.S. Mail and Facsimile to:

Sean Cutting
President and Chief Executive Officer
Sonoma Valley Bancorp
202 W. Napa Street
Sonoma, California 95476

> **Re:** **Sonoma Valley Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 2, 2009**
> **File No. 000-31929**

Dear Mr. Cutting:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1. If true, please disclose whether you may have to register for resale securities you issue to the Treasury Department.

2. Please clearly state that the Company intends to participate in the Treasury Department's program for "private" companies. In addition, any pro forma information that the Company provides should disclose that it has been prepared in accordance with the "private" company program.

Financial Statements

3.   We note that you intend to hold your special meeting on February 4, 2009 but have
incorporated your historical financial information by reference; please confirm that you
intend to hold your meeting no fewer than twenty business days from the day you send
the prospectus to shareholders in accordance with Note D(3) of Schedule 14A.

4.   Item 13 of Schedule 14A requires you to include financial information in your proxy
statement if you are seeking authorization to issue common or preferred stock under
certain circumstances. We note that you have incorporated your financial statements by
reference but have not included any pro forma financial information regarding the impact
of the proceeds following the sale of preferred shares to the Treasury Department.

Where you expect the proceeds of the sale of securities to the Treasury Department to
have a material impact on your balance sheet or income statement, our rules require you
to provide pro forma statements that comply with Article 11 of Regulation S-X in your
proxy statement. If you expect the proceeds of the sale of securities to the Treasury
Department to have a material impact on your financial statements, you may provide a
textual discussion of the pro forma effect rather than pro forma financial statements.

In evaluating the impact of the potential sale of securities to the Treasury Department,
you must consider the material effect of the transaction, including:

- how the application of the proceeds of the transaction may potentially effect your
net interest margin;

- how the accretion and dividends on the preferred stock will impact the net income
available to common shareholders; and

- how the transaction will impact your basic earnings per share, diluted earnings per
share, and diluted shares outstanding.

Your assumptions regarding the use of proceeds from the transactions, such as an
assumption regarding the pay down of existing debt or the investment of the proceeds in
federal funds sold, must be factually supportable. You should consider only those plans
for the proceeds that meet the factually supportable criteria.

Where you determine that the proceeds of the sale of securities to the Treasury
Department will have a material impact on your balance sheet or income statement and
elect to prepare and provide pro forma financial statements, you should include, in your
proxy statement, a pro forma balance sheet for the most recent balance sheet date and a
pro forma income statement for the most recent annual and interim periods that address
the impact of both the minimum and maximum proceeds of the sale. If you choose to
provide a textual discussion in lieu of pro forma financial statements, please address the

minimum and maximum proceeds of the sale as well as the other items noted in the following paragraph.

In preparing pro forma financial statements, discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. State, if true, that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. Describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders' equity and your capital ratios.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney